                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-16594
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:   March 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Medical Technology Systems, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

12920 Automobile Boulevard
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Clearwater, Florida  34622
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [x]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company could not file its Form 10-K for the fiscal year ended March 31, 1997 within the prescribed time period without unreasonable effort or expense due to the complicated nature of the transactions related to the reorganization of several of the Company's operating subsidiaries and certain logistical problems related to the filing. The Company is diligently working to complete the Form 10-K and expects to file it, in its entirety, within twenty-four hours.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael P. Conroy,
         Chief Financial Officer           (813)               576-6311
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: See Attachment "A".

--------------------------------------------------------------------------------

                       Medical Technology Systems, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 1, 1997                 By  /s/ Michael P. Conroy
    -----------------------------     ------------------------------------------
                                      Michael P. Conroy, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                 ATTACHMENT A


       EXPECTED CHANGES IN RESULTS OF OPERATIONS REFLECTED BY EARNINGS

        Medical Technology Systems, Inc. (the "Company") expects that its earnings for the year ended March 31, 1997 ("Fiscal 1997") will be significantly higher than its earnings for the year ended March 31, 1996 ("Fiscal 1996"). The Company reported a net loss of approximately $34.6 million for Fiscal 1996 and expects to report net income of approximately $13.0 million for Fiscal 1997.

        The Company attributes a large percentage of the increase in earnings to losses and expenses that were reported in Fiscal 1996 but will not be reported in Fiscal 1997. For example, in connection with a Bankruptcy Court approved reorganization, the Company reported reorganization expenses of approximately $8.2 million, loss on early retirement of fixed assets of approximately $8.3 million and loss on inventory revaluation of approximately $1.5 million. The Company expects not to report any corresponding loss or expense for these financial statement line items in Fiscal 1997. The Company also reduced other expenses, such as selling, general and administrative expense, depreciation and amortization expense and interest expense, by approximately $4.4 million during Fiscal 1997 as compared to Fiscal 1996. Additionally, during Fiscal 1997, the Company recognized a gain of approximately $15.0 million on debt forgiveness associated with the reorganization. Therefore, although the Company expects to report a revenue increase of approximately $2.2 million in Fiscal 1997 as compared to revenue of approximately $17.0 million in Fiscal 1996, the Company expects net income to increase by more than $47.0 million.